

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2023

Donald McClymont
Chief Executive Officer
indie Semiconductor, Inc.
32 Journey
Aliso Viejo, California 92656

      Re: indie Semiconductor, Inc.
          Registration Statement on Form S-3
          Filed September 18, 2023
          File No. 333-274561

Dear Donald McClymont:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing